Sholder, Inc.

Profit and Loss

January - December 2024

	TOTAL
Income	
4010 Income - B2B (Benefits Revenue)	44,111.00
4020 Income - B2C	17,030.00
4030 Income - Foundations Workshops	20,608.39
Total Income	**$81,749.39**
Cost of Goods Sold	
5000 Cost of Goods Sold	**45,188.00**
Total Cost of Goods Sold	**$45,188.00**
GROSS PROFIT	**$36,561.39**
Expenses	
6000 Administrative Expenses	250.00
6005 Advertising / Promotional	**9,046.34**
6010 Bank Fees	**2,418.43**
6015 Consultants	4,000.00
6020 Cost of Labor	**96,721.24**
6028 Dues & Subscriptions	1,470.12
6030 Insurance	3,594.57
6100 Learning and Development	1,325.00
6306 Legal Services	**17,231.55**
6320 Meals & Entertainment	1,871.09
6330 Meetings	322.85
6340 Office supplies	999.59
6400 Rent	4,848.76
6410 Shipping	50.12
6415 Telephone & Communications	357.70
6450 Travel	**17,243.30**
6500 Software / SaaS	36,544.91
6505 Software Development	42,731.00
6550 WebDesign and content creation	**3,174.25**
Stripe fees	50.00
Total Expenses	**$244,250.82**
NET OPERATING INCOME	**$ -207,689.43**
Other Expenses	
Reconciliation Discrepancies	-93.58
Total Other Expenses	**$ -93.58**
NET OTHER INCOME	**$93.58**
NET INCOME	**$ -207,595.85**